No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2006

COMMISSION FILE NUMBER 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)82-

Contents

Exhibit 1:

On September 1, 2006, Honda Motor Europe Ltd. announced the all-new, third generation CR-V for Europe, successor to a range that has achieved just under 2.5 million sales worldwide over the past 11 years. The latest CR-V continues to offer SUV practicality but with more car-like driving dynamics and styling, greater comfort and a more luxurious interior, reflecting growing customer demand for quality and premium products in the compact SUV market.

Exhibit 2:

On September 14, 2006, Research Institute of Innovative Technology for the Earth (RITE) and Honda R&D Co., Ltd., the Honda Motor Co., Ltd. subsidiary responsible for research and development, announced that their cooperative research has resulted in ethanol production technology from soft-biomass, a renewable resource of plant-derived material. (Ref.#C06-082)

Exhibit 3:

On September 19, 2006, Guangzhou Honda Automobile Co., Ltd. (GHAC) began production at its second automobile plant, the new ZengCheng plant in Guangzhou City, Guangdong province. With an annual production capacity of 120,000 units the new plant increases Guangzhou Honda’s total production capacity to 360,000 units. The ZengCheng plant is producing the core model Accord, which is also produced at the company’s first plant, the HuangPu plant. (Ref.#C06-083)

Exhibit 4:

On September 20, 2006, Honda Motor Co., Ltd. announced that it will consolidate all motorcycle production in Japan at its Kumamoto Factory to strengthen the plant’s global leader function for motorcycle production. The move is being made in response to the evolution of product and production engineering and increases in global motorcycle demand. Honda will also strengthen its production system for automatic transmissions (AT) at the Hamamatsu Factory, as demand continues to increase worldwide. (Ref.#C06-084)

Exhibit 5:

On September 25, 2006, Honda Motor Co., Ltd. unveiled a key element of its global initiative to reduce CO2 emissions: next-generation power plant technologies. (Ref.#A06-035)

Exhibit 6:

On September 25, 2006, Honda Motor Co., Ltd., announced it has developed a next-generation diesel engine that reduces exhaust gas emissions to a level equal to a gasoline engine. Honda’s next-generation diesel engine employs a revolutionary NOx catalytic converter that enables a great reduction in NOx emissions sufficient to meet stringent U.S. Environmental Protection Agency (EPA) Tier II Bin 5 emissions requirements (based on Honda’s internal calculations). This catalytic converter features the world’s first innovative system using the reductive reaction of ammonia generated within the catalytic converter to “detoxify” nitrogen oxide (NOx) by turning it into harmless nitrogen (N2). (Ref.#A06-036)

Exhibit 7:

On September 25, 2006, Honda Motor Co., Ltd. held a demonstration drive of the next-generation FCX Concept fuel cell vehicle. The FCX Concept features a newly developed compact, high-efficiency Honda FC Stack as well as a low-floor, low-riding, short-nose body. It offers a comfortably large cabin and futuristic styling along with significant improvements in power output and environmental performance. Limited marketing of a totally new fuel cell vehicle based on this concept model is to begin in 2008 in Japan and the U.S. (Ref.#A06-037)

Exhibit 8:

On September 25, 2006, Honda Motor Co., Ltd. has further advanced its VTEC (Variable Valve Timing and Lift Electronic Control System) technology with the development of the Advanced VTEC engine, which achieves high performance along with outstanding fuel economy and lower emissions. The new engine combines continuously variable valve lift and timing control with the continuously variable phase control of VTC (Variable Timing Control). Honda plans to release a production vehicle equipped with the new engine within three years. (Ref.#A06-038)

Exhibit 9:

On September 25, 2006, Honda Motor Co., Ltd., announced that it has developed a new flexible fuel vehicle (FFV) system that enables gasoline engine-based power plants to operate on either 100% ethanol or a wide range of ethanol-gasoline fuel mixtures. (Ref.#A06-039)

Exhibit 10:

On September 25, 2006, Honda Motor Co., Ltd., announced its automobile production, Japan domestic sales, and export results for the month of August 2006. (Ref.#C06-086)

Exhibit 11:

On September 27, 2006, Acura brand automobiles went on sale in China, the first expansion of the Acura brand outside North America. Initial models offered in China are the Acura RL and TL, luxury performance sedans, with an annual sales plan of 3,000 units in the first full year. Honda Motor (China) Investment Co., Ltd. (HMCI), a wholly-owned Honda subsidiary in China, is importing Acura products and marketing them through a dedicated Acura dealer network. The first Acura dealership was opened in Shenzhen in Guangdong Province, with plans to open ten dealers throughout China within the next twelve months. (Ref.#C06-088)

Exhibit 12:

Honda Motor Europe Ltd. announced Honda of the UK Manufacturing Ltd., (HUM), European auto manufacturing entity in Swindon, UK, intends to increase its rate of production to a quarter of a million units per year within 2007. In order to meet this increase, HUM plans to add 700 new jobs.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: October 17, 2006

Honda Announces All-New CR-V

September 1, 2006–Honda Motor Europe Ltd. announced the all-new, third generation CR-V for Europe, successor to a range that has achieved just under 2.5 million sales worldwide over the past 11 years. The latest CR-V continues to offer SUV practicality but with more car-like driving dynamics and styling, greater comfort and a more luxurious interior, reflecting growing customer demand for quality and premium products in the compact SUV market.

CR-V (European model) Front View	CR-V (European model) Rear View

Generous equipment levels are matched by cutting edge technology including two systems that are unique to the segment: Adaptive Cruise Control (ACC), the radar-controlled cruise control function which maintains a set distance to a vehicle in front, and Collision Mitigation Brake System (CMBS), which initiates a series of warnings to the driver if the distance to the vehicle in front decreases beyond an acceptable level, before applying strong braking and retracting the front seatbelts if the situation becomes critical. Both these systems are optional depending on grade.

The sportier styling is characterized by a ‘cab-forward’ look and a coupe-like tapering side window profile, reflecting the enhanced vehicle dynamics. The frontal styling is also much bolder with a prominent bonnet, distinctive double grille flanked by projector-style headlamps and a large bumper. Muscular lower proportions, a wide track and standard 17 inch wheels emphasize the CR-V’s SUV credentials. At the rear, the vertically opening tailgate’s rounded glass and a sculptured lower panel add further distinction. The spare wheel is now located beneath the load compartment floor.

A full complement of passive safety measures includes dual stage SRS front airbags, side airbags for front seat passengers, full length curtain airbags, and front and rear seatbelt reminders, all fitted as standard, with active front headrests on most grades.

The new CR-V also incorporates Trailer Stability Assist (TSA) which together with Vehicle Stability Assist (VSA) ensures that towing safety is continuously monitored and corrected. In addition, towing capacity on petrol manual models rises from 1500 to 1600 kg; on the diesel engined CR-V it is increased from 1500 kg to a very competitive 2000 kg.

Active Front Lighting (AFS), a system whereby the driver’s view of the road ahead is enhanced by the low beam headlamps turning in the direction the vehicle is turning, is also available on the CR-V for the first time.

In common with other recent Hondas, the CR-V features Advanced Compatibility Engineering (ACE) body structure technology for excellent crash safety characteristics. A polygonal frontal structure reduces the potential for vehicle to vehicle misalignment and upper and lower energy absorbing pathways optimize energy distribution. High tensile steel now makes up 58 per cent of the monocoque body. Honda anticipates a Euro NCAP 5-star rating for occupant protection, 4-stars for child protection and a 3-star pedestrian rating.

Interior accommodation remains generous and the dimensions are generally the same as for the previous CR-V, although the load space is effectively extended backwards to take up the space vacated by the former tailgate-mounted spare wheel. Passengers enjoy the same ‘command view’, while access has been improved by larger doors that open wider and lower sills.

The new, premium interior features metallic trim elements applied to fascia and doors contrasting with soft textured black trim. Front seats are larger and more comfortable and the steering column is adjustable for reach as well as rake. Relocation of the gear lever to the base of the center stack brings it closer to the steering wheel and frees up floor space.

The availability (depending on grade) of a driver’s 8-way adjustable power seat, leather upholstery, 18 inch alloy wheels, front and rear parking sensors and a rear view camera are an indication of the CR-V’s more upmarket specification.

Like the Civic, the CR-V offers the option of a Panorama glass roof which stretches from the windscreen to a point above the rear seat to provide an even lighter cabin. If desired, it can be closed off by two electric blinds which are covered in the same material as the roof lining.

Rear seats – the base is split 60:40, the seat back 40:20:40 – can be slid to maximize leg room or luggage space, can be reclined for added comfort, and the center section can be folded flat to enable longer items to be carried while still accommodating two rear seat passengers. With the seats tumbled forward and stored upright a capacious load area is opened up, sufficient to accommodate two mountain bikes with their front wheels still in place.

Added flexibility is provided by the novel Double Deck luggage area, formed by a substantial shelf which sits at a height of 330 mm above the load floor – sufficient to allow a standard stroller to be stowed beneath it. It means luggage can be subdivided, with that on the lower level more easily accessible; the shelf is also hinged across its width for added convenience. When not in use, the shelf can either be removed or stored snugly in a recess in the floor.

Power is provided by a 2.0-liter petrol or a 2.2 diesel engine. Honda’s advanced 140 PS 2.2-liter i-CTDi diesel continues unchanged; but with the new CR-V’s aerodynamic efficiency improved by 12 per cent, fuel economy is even better.

The petrol engine is an all-new unit based on the 1.8-liter SOHC i-VTEC of the Civic range. That means in addition to the very latest VTEC and friction reduction technologies; it also features a further innovation: delayed closure of the intake valves combined with a wide open throttle valve during low-load driving conditions to reduce pumping losses and boost fuel economy.

Petrol engine models are also equipped with brand new transmissions: either a 6-speed manual or an optional 5-speed automatic.

Maximum power and torque figures are 110 kW/150 PS at a slightly lower 6,200 rpm, and 190 Nm at 4,200 rpm – and the engine’s greater efficiency together with the improved body aerodynamics and the new gearboxes boost fuel economy. Performance is also enhanced, with the 0 to 100 km/h time dropping from 10.8 to 10.2 seconds (manual) and from 13.1 to 12.2 seconds (automatic).

The Real Time 4WD system combines a quiet, fuel-efficient, dual-pump system with a one-way cam unit to significantly enhance sensing of front-wheel slippage – all in a lightweight, compact design. The system transfers power - 20% more torque compared to existing unit - to the rear wheels promptly, and significantly improves stability during startup and cornering on snow-covered roads and other slippery road surfaces.

The new CR-V’s handling characteristics are now more car-like in their character. Key changes include a center of gravity lowered by 35 mm, a track that is wider by 30 mm, and larger 17 inch wheels, together with a number of changes to the steering and suspension geometry. Crisper responses to driver input, more directional stability and greater all-round agility are the result.

The new CR-V will receive its international show debut in Paris during September and sales begin in January 2007.

Ref # :C06-082

RITE and Honda Jointly Develop New Technology

To Produce Ethanol From Cellulosic Biomass

September 14, 2006 Tokyo — Research Institute of Innovative Technology for the Earth (RITE) and Honda R&D Co., Ltd., the Honda Motor Co., Ltd. subsidiary responsible for research and development, today announced that their cooperative research has led to the achievement of ethanol production technology from soft-biomass*, a renewable resource of plant-derived material.

Carbon dioxide (CO2) released by the combustion of bio-ethanol is balanced by the CO2 captured by plants through photosynthesis and, thus, does not increase the total amount of CO2 in the atmosphere. Bio-ethanol, therefore, has attracted attention as a carbon-neutral fuel, an energy source effective as countermeasure to global-warming.

Existing bio-ethanol production, however, faces supply limits, as it is produced primarily from sugar and starch of sugarcane and corn feedstock, which are also utilized as food.

In its collaborative research, RITE and Honda have established the basic technology to produce ethanol fuel from cellulose and hemicellulose*, both found in soft-biomass*, including inedible leaves and stalks of plants, such as rice straw. Until now, such soft-biomass represented a challenge to convert to ethanol., Thus, the new process represents a large step forward for practical application of soft-biomass as a fuel source.

The RITE-Honda process, newly developed as an integration of the sophisticated bio-technology of RITE and the engineering technology of Honda, paves the way to bio-ethanol production from cellulose and hemi-cellulose, with the potential to significantly increase fuel production.

The process consists of the following operations.

I.	Pretreatment to separate cellulose from soft-biomass

II.	Saccharification of cellulose and hemicellulose

III.	Conversion of sugar into ethanol using microorganisms

IV.	Ethanol refinement

Current technology allows fermentation inhibitors, collaterally formed primarily during the process of separating cellulose and hemicellulose from soft-biomass, to interfere with the function of microorganisms that convert sugar into alcohol, leading to extremely low ethanol yield. Up to now, an appropriate solution has not been found to this the largest obstacle to alcohol production from soft-biomass.

World renowned for its development of a bio-process for chemical commodities production utilizing microorganisms, RITE established the RITE process featuring remarkably high production efficiency, and has also reported a number of other achievements, including bio-ethanol production related issues.

Now, RITE and Honda have successfully developed the RITE-Honda process, which substantially reduces the harmful influence of fermentation inhibitors. The RITE-Honda process succeeds through utilization of RITE strain, a microorganism developed by RITE that converts sugar into alcohol, and by application of engineering technology of Honda, enabling a significant increase in alcohol conversion efficiency, in comparison to conventional cellulosic bio-ethanol production processes.

The RITE-Honda process, resulting in a significant increase in production of bio-ethanol, and expansion of biomass utilization, holds enormous potential as a major step forward toward the realization of an energy sustainability society.

The achievement solves the last remaining fundamental hurdle to ethanol production from soft-biomass. Thus, RITE and Honda will pursue research for mass production, including development of systems to integrate four operations, currently operated independently, into a continuous flow within one plant, recycling energy* to pursue energy conservation and cost reduction.

A demonstration project is envisioned within a pilot plant to assess the social compatibility and economic efficiency of the new bio-alcohol production system.

Based on the success of this collaborative research, RITE and Honda, will pursue further advancement to establish a bio-refinery* for production of not only ethanol, but various industrial commodities including automotive materials from biomass. In this way, RITE and Honda will contribute to the prevention of global-warming through the further reduction of CO2, with the goal of realizing a sustainable society.

Research Institute of Innovative Technology for the Earth

(RITE)

Overview

Established in 1990 by the joint investment of the Japanese government and private enterprises, with the goal of conducting fundamental research on countermeasure technology for global-warming, particularly climate change. Engaged in efforts to stabilize climate change through development of alternative energy research and CO2 sequestration technologies.

Location:	Kizugawa-dai, kizu-cho soraku-gun, Kyoto, JAPAN

President:Yoshihisa Akiyama

Honda R&D CO., Ltd. Fundamental Research Center

Overview:

An operation established for fundamental research and development within Honda R&D Co., the Honda Motor Co., subsidiary responsible for research and development. The Fundamental Research Center was established in April 1986, and has engaged in the development of the bipedal walking humanoid robot, ASIMO, and HondaJet, as well as fundamental research on the bio- and energy-sector.

Location:Wako-shi, Saitama, JAPAN

Director:Tomohiko Kawanabe (Senior Managing Director of Honda R&D)

*	Biomass

Biomass is a renewable organic resource of plant-derived material, excluding fossil resource. In a limited sense, the term refers to livestock excreta, waste wood, and plant residue after the removal of edible parts. Biomass represents organic materials that plants produce through photosynthesis from atmospheric CO2 and water, and thus does not increase atmospheric CO2 when burned.

*	Cellulose and hemicellulose

The primary ingredients of the fibrous part of plants. Comprises one-third of natural vegetable materials. Conventional technology was insufficient to utilize cellulose as a feedstock for alcohol production.

*	Energy-recycling within a continuous flow system

Utilizing the heat and energy from within a highly efficient system as a key to reduce production costs. For example, heat from one of four operations, can be used to support another operation.

*	Bio-refinery

A different concept from an oil-refinery, representing plants or technologies for the production of bio-fuels and resins based on biomass feedstock.

###

For further media inquiries:

RITE /Research Institute of Innovative Technology for the Earth:

TEL 0774-75-2301 / FAX 0774-75-2314

Honda Motor Co., Ltd. Corporate Communications:

TEL 03-5412-1512 / FAX 03-5412-1545

Publicity materials relating to this announcement are available at the following URL:

http:// www.honda.co.jp/PR/ (for the use of journalists.) or http://www.rite.or.jp/English ref. #C06-083

Second Guangzhou Honda Auto Plant To Begin operation

September 19, 2006 — Guangzhou Honda Automobile Co., Ltd. (GHAC) today began production at its second automobile plant, the new ZengCheng plant in Guangzhou City, Guangdong province. With an annual production capacity of 120,000 units the new plant increases Guangzhou Honda’s total production capacity to 360,000 units. The ZengCheng plant is producing the core model Accord, which is also produced at the company’s first plant, the HuangPu plant.

Key local government officials and representatives of Guangzhou Automobile Industry Group were among more than 1,000 people attending the opening ceremony and celebration for the new plant, along with Takeo Fukui, president & CEO of Honda Motor Co., Ltd., and Atsuyoshi Hyogo, senior managing director and COO of China Regional Operation for Honda Motor Co., Ltd.

For the ZengCheng plant, Honda’s most advanced, high quality and highly efficient production line was achieved with a new layout designed by integrating production know-how from the HuangPu plant, with Honda’s New Manufacturing System, and “green factory” concept, which focuses attention on both the environment and ergonomic conditions in the workplace.

The new plant’s environmentally-friendly features include the world’s first auto plant with a “complete water recycling system” resulting in no water releases outside the factory. This recycling system is expected to save 170,000 ton/year water. New paint processes have helped reduce releases of volatile organic compounds (VOCs) to 20g/m2, the world’s lowest level, through use of water-based paints for both the undercoat and intermediate coat, and adopting automated processes to improve painting efficiency.

Complete water recycling system	Water-based paint process

GHAC began production in March 1999, delivering Honda’s latest models with world-class quality to Chinese customers, opening a new era in the Chinese automobile market. Since then, the production capacity has grown steadily with the growth of the Chinese market, and with the startup of the new ZengCheng plant, the total production capacity of GHAC has increased to 360,000 units.

For its sales network, Guangzhou Honda plans to increase the number of its exclusive dealer locations to 290 by the end of this year while striving to enhance both production and sales to provide the most advanced products and after-sales service with the highest quality. It will enable the company to meet customer expectations in the Chinese automobile market.

[About Guangzhou Honda Automobile Co., Ltd.]

Established:	July 1998
Capital Investment:	US$139.94 million
Capitalization Ratio:	40% Honda Motor Co., Ltd. 10% Honda Motor (China) Investment Co., Ltd. 50% Guangzhou Auto Group Corp.
Location:	Guangzhou City, China
Representative:	Lu Zhifeng, Chairman Sho Minekawa, President (Operating Officer, Honda Motor Co., Ltd.)
Employment:	Approximately 5,400 associates
Production Start:	March 1999

<HuanPu Plant>
Products:	Accord, Odyssey, City, Fit
Annual Capacity:	240,000 units
Lot size:	690,000 m2

<ZengCheng Plant>
Products:	Accord
Annual Capacity:	120,000 units
Lot size:	1,000,000 m2 * 20km east of the HuanPu Plant
Investment:	2.2 billion R.M.B

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Ref.# C06-084

Honda to Strengthen Production System in Japan

– Motorcycle production to be consolidated at Kumamoto Factory to strengthen motorcycle production leader functions;

Automobile automatic transmission production to be strengthened at Hamamatsu Factory –

Tokyo, Japan, September 20, 2006 – Honda Motor Co., Ltd. today announced that it will consolidate all motorcycle production in Japan at its Kumamoto Factory to strengthen the plant’s global leader function for motorcycle production. The move is being made in response to the evolution of product and production engineering and increases in global motorcycle demand. Honda will also strengthen its production system for automatic transmissions (AT) at the Hamamatsu Factory, as demand continues to increase worldwide.

Honda has been expanding its motorcycle business, with Asia at the center, and the company expects global sales of more than 18 million units by 2010, an increase of more than 5.7 million units compared with 2005 results. In addition, Honda is promoting the evolution of production engineering through expanded application of advanced technology to motorcycles in such areas as the environment and safety. As a result, Honda facilities in Japan play a larger role each year as leaders for production facilities worldwide, in areas such as new model launches and advancing the skills of engineers.

As a result of this key role, Honda plans to gradually shift production of medium to large motorcycles (displacement over 250cc) from Hamamatsu Factory to Kumamoto Factory starting in 2008, concentrating technology and expertise at Kumamoto. Toward this end, Honda plans to construct a motorcycle plant on the current Kumamoto Factory site with an annual capacity of 600,000 units.

This step will further enhance the levels of production engineering and new model startup technology at Kumamoto Factory, and promote the advancement of the skills of engineers and implementation of advanced technology at Honda production facilities around the world. This will make Kumamoto the global leader factory in the production of motorcycles and ATVs.

As a result of the expansion of its automobile business in each region of the world, Honda expects sales of more than 4.5 million automobiles by 2010, an increase of more than 1.1 million units compared with 2005 results. To handle the expected rise in demand for automatic transmissions and related technical advances, Honda will strengthen the production system at Hamamatsu Factory, the leader factory for AT production. In particular, production capacity will be increased, with major portion of the planned increase produced in-house, to respond to growing demand for transmission gears, which require sophisticated production engineering.

More specifically, the current Hamamatsu Factory motorcycle plant will become a transmission gear production plant, with the goal of establishing a highly efficient production system covering all processes, from molding to machining. Further, construction of a new casting plant and renovation of the machining and assembly lines will contribute to an evolution of the AT production system, including parts. Hamamatsu Factory will also enhance its function for transferring the cutting-edge production technology it has developed to Honda production facilities around the world.

<Reference> Outline of the Factories	*As of September, 2006

	Kumamoto Factory	Hamamatsu Factory

Production start	January 1976	April 1954 (Hosoe Plant: September 2001)

Location	Ohzu-machi, Kikuchi-gun, Kumamoto Pref.	Hamamatsu-shi, Shizuoka Pref.

Site area	1,663,000 m2	212,000m2 (Hosoe Plant: 230,000 m2)

Production models	Small/Medium motorcycles, ATVs, Mini-vehicle engines General purpose engines,	Medium/large motorcycles, Automobile automatic transmissions (AT), Outboard Engines (Hosoe Plant)

Production results for Fiscal Year 2005	Motorcycles (including ATVs): 389,000 units Mini-vehicle engines: 261,000 units General purpose engines: 909,000 units	Motorcycles: 205,000 units Automobile AT: 626,000 units Outboard engines: 84,000 units

Employment	2,894 associates	3,381 associates

Ref.# A06-035

Honda Unveils Next-Generation Power Plant Technologies

September 25, 2006—Honda Motor Co., Ltd. today unveiled a key element of its global initiative to reduce CO2 emissions: next-generation power plant technologies.

1.	Automobiles

<Next-Generation Diesel Engine>

Honda has developed a next-generation diesel engine that reduces exhaust gas emissions to a level equal to a gasoline engine. The new diesel engine employs a revolutionary NOx catalytic converter that enables a reduction in NOx emissions sufficient to meet stringent U.S. Environmental Protection Agency (EPA) Tier II Bin 5 emissions requirements (based on Honda calculations). Honda plans to introduce its next-generation diesel engine in the U.S. within three years.

<Fuel Cell-Powered Vehicle>

Honda has held a demonstration drive of the next-generation FCX Concept fuel cell vehicle, an earlier version of which was shown at the 2005 Tokyo Motor Show. The FCX Concept now features a newly developed compact, high-efficiency Honda FC Stack. Limited marketing of a totally new fuel cell vehicle based on this concept model is to begin in 2008 in Japan and the U.S.

<Flexible Fuel Vehicle (FFV)>

Honda has developed a new flexible fuel vehicle (FFV) system that enables gasoline engine-based power plants to operate on either 100% ethanol or a wide range of ethanol-gasoline fuel mixtures. In late 2006, Honda plans to begin sales of FFVs in Brazil, where bio-ethanol has gained popularity.

<Advanced Gasoline Engine>

Honda has further improved its VTEC (Variable Valve Timing and Lift Electronic Control System) technology with the development of the Advanced VTEC engine, which provides high performance along with outstanding fuel economy and lower emissions. The new engine combines continuously variable valve lift and timing control with the continuously variable phase control of VTC (VariableTiming Control) to achieve a world-leading level of performance and a 13%1 improvement in fuel efficiency. Honda plans to release a production vehicle equipped with the new engine within three years.

[1]	Engine only, as compared to production 2.4-liter i-VTEC engine (Honda calculations)

2.	Motorcycles

<Variable Cylinder Management (VCM)>

In a new application of Hyper VTEC technology, Honda has developed a variable cylinder management system (VCM) for motorcycles. This new VCM allows control of the number of active cylinders in three stages from 2 cylinders to all 4 cylinders, for both superior performance and low fuel consumption.

<Ultra-Low Friction Engine.>

Honda has displayed a new motorcycle engine with dramatically reduced internal mechanical friction and twin-spark-plug ignition for increased combustion efficiency, achieving a world-leading ultra-low level of friction.

3. Power Products

<Advanced Engine Management>

Honda has announced that it plans to expand its line-up of products featuring the electronic STR Governor technology first developed for the i-GX engine. All medium-to-large power product engines (GX160 and larger), generators, and snow blowers are to feature this technology by the end of 2010.

<High-Expansion-Ratio Engine>

Honda has revealed the prototype of a revolutionary high-expansion-ratio engine featuring intake and expansion strokes of variable lengths.

In May 2006, Honda became first in the industry worldwide to announce voluntary global CO2 reduction targets for its products and production activities. Today’s announcement of new power plant technologies indicates the direction the company is taking in efforts to reduce CO2 through efficiency improvements. In addition to new advances in power plant technologies, Honda is engaged in CO2 reduction initiatives relating to fuel production, including research on the production of ethanol using new biotechnology, as well as solar cells and the Home Energy Station (HES), a comprehensive system designed to meet home energy needs by supplying electricity and heat in addition to hydrogen fuel for vehicles.

ref. # A06-036

Honda Develops Next-Generation Clean Diesel Engine

Capable of Meeting Stringent Tier II Bin 5 Emissions Requirements in the U.S.

September 25, 2006—Honda Motor Co., Ltd., today announced it has developed a next-generation diesel engine that reduces exhaust gas emissions to a level equal to a gasoline engine. Honda’s next-generation diesel engine employs a revolutionary NOx catalytic converter that enables a great reduction in NOx emissions sufficient to meet stringent U.S. Environmental Protection Agency (EPA) Tier II Bin 5 emissions requirements (based on Honda’s internal calculations). This catalytic converter features the world’s first innovative system using the reductive reaction of ammonia generated within the catalytic converter to “detoxify” nitrogen oxide (NOx) by turning it into harmless nitrogen (N2).

The new catalytic converter utilizes a two-layer structure: one layer adsorbs NOx from the exhaust gas and converts a portion of it into ammonia, while the other layer adsorbs the resulting ammonia, and uses it later in a reaction that converts the remaining NOx in the exhaust into nitrogen (N2). Ammonia is a highly effective reagent for reducing NOx into N2 in an oxygen-rich, lean-burn atmosphere. This ability to generate and store ammonia within the catalytic converter has enabled Honda to create a compact, lightweight NOx reduction system for diesel engines. The system also features enhanced NOx reduction performance at 200–300ºC, the main temperature range of diesel engines.

Honda designed the catalytic converter for use with its 2.2 i-CTDi diesel engine, which has earned widespread praise for quiet, clean operation and dynamic performance since its introduction in 2003 on the European Accord model. By further advancing combustion control, the 2.2 i-CTDi delivers cleaner exhaust to the NOx catalytic converter. Honda achieved this by optimizing the combustion chamber configuration, reducing fuel injection time with a 2,000-bar common rail injection system and boosting the efficiency of the EGR (exhaust gas recirculation) system. Thanks to these improvements, Honda has reduced the amount of NOx and soot normally found in engine exhaust, while increasing power output.

Honda Next-Generation Diesel Engine System

Along with developing superior technology for cleaning exhaust gas, Honda plans to address other technical challenges in developing clean diesel engines, such as handling diesel fuels with different cetane numbers and meeting U.S. On-Board Diagnostic System requirements. Honda plans to introduce its next-generation diesel engine in the U.S. within three years.

Gasoline engines presently employ three-way catalytic converters that offer NOx reduction rates as high as 99%, but this performance is possible only at the stoichiometric air-fuel ratio. In the oxygen-rich environment of a lean-burn diesel engine, three-way catalytic converters only reduce NOx levels by approximately 10%. Honda’s new catalytic converter efficiently reduces NOx in a lean-burn atmosphere, enabling diesel engines to rival gasoline engines in cleanliness. The compact system is also easy to install in passenger vehicles.

●	Reaction Mechanism of the New NOx Catalytic Converter for Diesel Engines

	During lean burn operation, the NOx adsorbent in the lower layer adsorbs NOx from the exhaust gas.

‚	As needed, the engine management system adjusts the engine air-fuel ratio to rich-burn, wherein the NOx in the NOx adsorption layer reacts with hydrogen (H2) obtained from the exhaust gas to produce ammonia (NH3). The adsorbent material in the upper layer temporarily adsorbs the NH3.

ƒ	When the engine returns to lean-burn operation, NH3 adsorbed in the upper layer reacts with NOx in the exhaust gas and reduces it to harmless nitrogen (N2).

●	Exhaust Gas Cleaning System Configuration

Publicity materials relating to the new NOx Catalytic Converter are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. # A06-037

Honda Demonstrates the FCX Concept Vehicle

- Fully functional Next-Generation Fuel Cell makes its driving debut -

September 25, 2006—Honda Motor Co., Ltd. today held a demonstration drive of the next-generation FCX Concept fuel cell vehicle. The FCX Concept features a newly developed compact, high-efficiency Honda FC Stack as well as a low-floor, low-riding, short-nose body. It offers a comfortably large cabin and futuristic styling along with significant improvements in power output and environmental performance. Limited marketing of a totally new fuel cell vehicle based on this concept model is to begin in 2008 in Japan and the U.S.

To meet Honda objectives for significant gains in both environmental and driving performance, the FCX Concept is equipped with a V Flow1 fuel cell platform consisting of a compact, high-efficiency fuel cell stack arranged in an innovative center-tunnel layout. This has allowed designers to create an elegant, low-riding, sedan form that would have been difficult to achieve in a conventional fuel cell vehicle. This new fuel cell stack is 20% smaller and 30% lighter than the current FCX FC Stack, yet its power output is 14kW greater. The drive motor has been positioned coaxially with the gearbox for a more compact design, with output increased by 15kW. Overall, the power plant is about 180kg lighter than that of the current FCX and about 40% smaller in volume. The result is improved energy efficiency and performance along with a more spacious interior.

While with previous fuel cell stacks the hydrogen and the water formed in electricity generation flowed horizontally, the new FCX Concept features vertical-flow design. This allows gravity to assist in discharging the water that is produced, resulting in a major improvement in water drainage, key to high-efficiency fuel stack performance. The result is stable power generation under a broad range of conditions, and higher output from a smaller package. Low-temperature startup has also been significantly improved, enabling cold-weather starts at temperatures 10 °C lower than the current FCX— as low as minus 30 °C.

1	V Flow indicates three features of the stack: Vertical gas flow (downward flow of hydrogen), Vertebral layout (center-tunnel layout), Volume-efficient (highly efficient packaging)

FCX Concept (operational model)	Newly developed Honda FC Stack

As an auxiliary power source, the FCX Concept carries a compact, high-efficiency lithium ion battery, contributing to increased power output and a more compact power plant. These efficiency improvements to major power plant components give the vehicle a travel range approximately 30% greater than the current FCX. The vehicle is also highly efficient, with an energy efficiency of around 60%—approximately three times that of a gasoline-engine vehicle, twice that of a hybrid vehicle, and 10% better than the current FCX.

Other features include seat upholstery and door linings made from Honda Bio Fabric, a plant-based material that offers outstanding durability and resistance to sunlight damage. Other improvements such as Shift-by-Wire and a newly designed instrument panel with easy-to-read display of hydrogen fuel consumption facilitate improved ease of operation.

The new fuel cell vehicle currently under development for release in 2008, will feature the principle technologies of the FCX Concept to achieve a new dimension in environmentally friendly driving pleasure not found with gasoline-engine vehicles.

●	Stack Layout Comparison

New stack layout	Previous stack layout
(hydrogen and water flow vertically)	(hydrogen and water flow horizontally)

●	Specifications

Number of passengers		4
Motor	Max. Output	95kW (129PS)
	Max. Torque	256N•m (26.1kg•m)
	Type	AC synchronous motor (Honda mfg.)

Fuel Cell Stack	Type	PEFC(proton exchange membrane fuel cell, Honda mfg.)
	Output	100kW
Fuel	Type	Compressed hydrogen
	Storage	High-pressure hydrogen tank (350atm)
	Tank Capacity	171l

Dimensions (L x W x H)		4,760 x 1,865 x 1,445mm
Max. Speed		160km/h
Energy Storage		Lithium Ion Battery
Vehicle Range*		570km

*	When driven in LA4 mode (Honda calculations)

Publicity materials relating to the FCX Concept are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. # A06-038

Honda Develops Advanced VTEC Engine

Combining High Power and Environmental Performance

September 25, 2006—Honda Motor Co., Ltd. has further advanced its VTEC (Variable Valve Timing and Lift Electronic Control System) technology with the development of the Advanced VTEC engine, which achieves high performance along with outstanding fuel economy and lower emissions. The new engine combines continuously variable valve lift and timing control with the continuously variable phase control of VTC (Variable Timing Control). Honda plans to release a production vehicle equipped with the new engine within three years.

This new system permits optimum control over intake valve lift and phase in response to driving conditions, achieving improved charging efficiency for a significant increase in torque at all engine speeds. Under low to medium load levels, the valves are set for low lift and early closure to reduce pumping losses and improve fuel economy.

In combination with optimized intake components, these advances in control technology result in world-class dynamic performance along with approximately 13%* improvement in fuel economy. The new engine is also exceptionally clean, with exhaust emissions that meet both U.S. Environmental Protection Agency LEV2-ULEV regulations and Japanese Ministry of Land, Infrastructure and Transport requirements for Low-Emission Vehicles, with emission levels 75% lower than those required by the 2005 standards (based on Honda calculations).

*	Engine only, as compared to production 2.4-liter i-VTEC engine (Honda calculations)

Advanced VTEC engine

●	Advanced VTEC Engine Overview

    Displacement: 2.4 liters

Publicity materials relating to the Advanced VTEC engine are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. # A06-039

Honda Develops Flexible Fuel Vehicle (FFV) System

For Introduction in Brazil in 2006

September 25, 2006—Honda Motor Co., Ltd., today announced that it has developed a new flexible fuel vehicle (FFV) system that enables gasoline engine-based power plants to operate on either 100% ethanol or a wide range of ethanol-gasoline fuel mixtures.

Up to now, variations in the ratio of ethanol-to-gasoline have affected low-temperature startup performance, and caused variations in air-fuel ratio and engine output. This has made it a challenge to maintain stable dynamic performance, fuel economy and emissions levels. The new Honda system adapts to different ethanol-to-gasoline ratios by estimating the concentration of ethanol in the ethanol-gasoline mix in the fuel tank based on measurements of exhaust gas concentration in the vehicle’s exhaust system. This provides the flexibility to adapt to ethanol-to-gasoline ratios of between 20% and 100%, while achieving outstanding fuel economy and dynamic performance on a par with a 100% gasoline-powered vehicle. In addition, a cold-start system utilizing a secondary fuel tank ensures reliable starts even at low ambient temperatures.

Bioethanol fuel, as used in Brazil and other countries, is made from plant sources such as sugar cane. Because plants absorb CO2 via photosynthesis, the amount of CO2 released into the atmosphere from burning bioethanol fuel does not increase atmospheric CO2. This makes bioethanol fuel an effective means to combat global warming as well as an alternative to petroleum.

In late 2006, Honda plans to begin sales of FFVs in Brazil, where bio-ethanol has gained in popularity.

Civic FFV(Prototype)	Fit FFV(Prototype)

●	Engine Specifications (Honda calculations)

	Civic FFV	Fit FFV
Displacement	1.8 liters	1.4 liters

Max. Output	103kW(140PS)/6,200rpm (ethanol1) 102kW(138PS)/6,200rpm (gasoline2)	61kW(83PS)/5,700rpm (ethanol1) 59kW(80PS)/5,700rpm (gasoline2)

Max. Torque	174N•m(17.7kg•m)/4,300rpm (ethanol1) 172N•m(17.5kg•m)/5,000rpm (gasoline2)	119N•m(12.1kg•m) /2,800rpm (ethanol1) 116N•m(11.8kg•m)/2,800rpm (gasoline2)

[1]	100% ethanol
[2]	22% ethanol mixture

Related publicity materials relating to the new FFV are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.#C06-086

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

September 25, 2006 – Honda Motor Co., Ltd., today announced its automobile production, domestic sales, and export results for the month of August 2006.

<Production>

Domestic auto production in August increased 11.8% compared to the same month a year ago due to an increase in production of export models. It is the third consecutive month for a year on year increase in domestic production.

Overseas and worldwide production achieved a new monthly record for the month of August, including record production in North America and Asia.

Overseas production in August increased 2.1% compared to the same month a year ago due to a 10.3% increase in Asia. It is the thirteenth consecutive month for a year on year increase in overseas production.

Worldwide production increased 4.9% for the month of August compared to the same month a year ago. It is the thirteenth consecutive month for a year on year increase in worldwide production.

<Japan Domestic Sales>

Total domestic auto sales declined 7.7% compared to the same month a year ago, due to a decline in new vehicle registrations (new vehicle registrations not including mini vehicles). It is the fifth consecutive month, since April 2006, that domestic sales declined compared to the same month a year ago.

New vehicle registrations declined 21% compared to the same month a year ago. This was due primarily to stabilizing sales of Air Wave and Step Wagon. It is the fifth consecutive month, since April 2006, that new vehicle registrations declined compared to the same month a year ago.

Sales of mini vehicles increased 19.1% for the month of August compared to the same month a year ago, due to increased sales of Zest. It is the sixth consecutive month, since March 2006, that mini vehicle sales increased compared to the same month a year ago.

Life was Honda’s best selling vehicle in August, with sales of 7,195 units, ranking as the industry’s fourth best selling mini vehicle. Fit ranked as Honda’s second best selling vehicle for the month of August, with sales of 6,327 units, and the industry’s third best selling vehicle among new vehicle registrations. Zest ranked as Honda’s third best selling vehicle for the month of August, with sales of 5,539 units, and the industry’s sixth best selling car among mini vehicles. Step Wagon was Honda’s fourth best selling vehicle for the month of August, with sales of 4,761 units, and it ranked as the industry’s seventh best selling vehicle among new registrations.

<Exports from Japan>

Exports for the month of August increased 30.5% compared to the same month a year ago, due to an increase in exports to North America. It is the third consecutive month for a year on year increase in exports.

Production

	August		Year-to-Date Total (Jan - Aug 2006)
	Units	Vs.8/05	Units	Vs.2005
Domestic (CBU+CKD)	90,278	+11.8%	848,126	+1.6%
Overseas (CBU only)	196,727	+2.1%	1,531,720	+7.2%
Worldwide Total	287,005	+4.9%	2,379,846	+5.1%

Production by Region

	August		Year-to-Date Total (Jan - Aug 2006)
	Units	Vs.8/05	Units	Vs.2005
North America	126,413	+0.0%	934,388	+3.5%
USA only)	90,008	+0.8%	657,680	+5.2%
Europe	10,825	-23.3%	126,210	+1.5%
Asia	50,305	+10.3%	409,538	+16.8%
(China only)	28,275	+23.0%	217,414	+27.0%
Others	9,184	+37.9%	61,584	+19.3%
Overseas Total	196,727	+2.1%	1,531,720	+7.2%

Japan Domestic Sales

Vehicle type	August		Year-to-Date Total (Jan - Aug 2006)
	Units	Vs.8/05	Units	Vs.2005
Registrations	26,139	-21.0%	272,611	-11.5%
Mini Vehicles	19,584	+19.1%	180,881	+8.3%
Honda Brand Total	45,723	-7.7%	453,492	-4.6%

Exports from Japan

	August		Year-to-Date Total (Jan - Aug 2006)
	Units	Vs.8/05	Units	Vs.2005
North America	28,787	+83.0%	224,226	+27.0%
(USA only)	27,234	+116.6%	198,509	+26.3%
Europe	6,015	-40.0%	90,075	-7.0%
Asia	566	-53.5%	12,114	+7.6%
Others	8,072	+28.1%	81,134	+15.7%
Total	43,440	+30.5%	407,549	+14.9%

Ref.#C06-088

Acura Brand Begins Sales in China

Shenzhen, China, September 27, 2006 – Acura brand automobiles today went on sale in China, the first expansion of the Acura brand outside North America. Initial models offered in China are the Acura RL and TL, luxury performance sedans, with an annual sales plan of 3,000 units in the first full year. Honda Motor (China) Investment Co., Ltd. (HMCI), a wholly-owned Honda subsidiary in China, is importing Acura products and marketing them through a dedicated Acura dealer network. The first Acura dealership was opened today in Shenzhen in Guangdong Province, with plans to open ten dealers throughout China within the next twelve months.

Acura RL is a luxury performance sedan, a flagship model of the Acura brand, which achieves advanced driving and safety performance by featuring the most advanced technologies including the world’s first all-wheel drive technology, Super Handling All-Wheel Drive (SH-AWD). The sales price for RL will be 680,000 R.M.B. The U.S.-made Acura TL is Acura’s biggest-selling model in North America, and has been popular for its sporty driving performance and innovative exterior design. The sales price for TL will be 430,000 R.M.B.

In addition to the introduction of these attractive products, a dedicated Acura dealer network will be established in China. Each Acura dealer in China will have a unique store design developed with the concept of “simple rich” and offers the Ownership Lounge, a space for customers to enjoy relaxing time, as well as cordial services with the concept of “homelike hospitality” that prioritize the customer’s experience. Further, Acura offers one of the best warranty coverage plans among luxury vehicle brands available in China with a 4-year or 100,000 km warranty period and free inspection for four years.

“The introduction to China of the Acura brand will become the first step for the brand to expand from North America to the world,” said Atsuyoshi Hyogo, senior managing and representative director and chief operating officer for Regional Operations (China) of Honda Motor Co., Ltd., who attended the announcement in Shenzhen. “I am sure that Acura will offer a level of surprise and excitement that customers in China have never before experienced.”

Toward this global expansion, Acura is currently accelerating its efforts to further clarify the uniqueness of the brand by implementing initiatives such as the establishment of the Acura Design Center in the U.S., a separate product development group for the brand at Honda R&D in Japan and unique quality control methodology in each factory building Acura products.

Acura was established in 1986 as the first luxury automobile brand introduced by a Japanese automaker in America. With the concept of “Luxury Performance,” much of the design, development, and manufacturing of Acura products is conducted in the North America, and the brand has been offering various types of products including sedans, SUVs, and a high performance sports car to fulfill the needs of North American customers. As a result, the Acura brand achieved record high sales of 230, 000 vehicles last year.

About Honda Motor (China) Investment Co., Ltd. (HMCI)

Established:	January 2004

Capital Investment:	US$100 million

Capitalization Ratio:	100% Honda Motor Co., Ltd.

Representative:	Atsuyoshi Hyogo, President

Employment:	Approximately 150 associates

Location:	Beijing (Headquarters), Shanghai, Guangzhou (branch offices)

Business Areas:	China Regional Headquarters Investment activities for Honda-related businesses in China Import and sales of Acura brand automobiles and service parts

This release and publicity photograph is available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Honda To Increase UK Production And Announces 700 New Jobs

•	Manufacturing output to increase to 250,000 cars per year during 2007

•	Employment at Swindon Car Plant to increase by 700 to 4,900 associates (employees) as a further shift is added

Honda Motor Europe Ltd. announced Honda of the UK Manufacturing Ltd., (HUM), European auto manufacturing entity in Swindon, UK, intends to increase its rate of production to a quarter of a million units per year within 2007. In order to meet this increase, HUM plans to add 700 new jobs.

Honda of the U.K. Manufacturing Ltd.

The 250,000-unit annual output represents a full capacity utilisation at HUM. The plant up to now has operated at about three-quarters of its maximum capacity, with one of its two production lines running two shifts while the other line running only one shift. The extra production volume will be created by adding a second shift to the second production line.

This requirement for extra production is resulting mainly from the unprecedented European demand for the all-new Civic 5- and 3-door models, which are manufactured exclusively by HUM. In addition, the all new Honda CR-V, which makes its world debut today at the Paris Motor Show, will be built in Swindon to supply primarily the European region from January 2007, further necessitating additional output at HUM.

Speaking at a media conference at the Paris Motor Show, Takeo Fukui, President and CEO of Honda Motor Co., Ltd. said, “We plan to increase output of both the CR-V and the Civic in our Swindon, UK plant from next spring, taking Swindon up to its full capacity of 250,000 units on a yearly basis, within 2007.”

HUM already employs 4,200 associates. Bringing a further 700 new associates to the operation and utilising the maximum capacity will allow Honda to achieve its full production potential in Swindon.

Honda celebrated 20 years of its Swindon operation earlier this year and is able to achieve this next phase of development with increased efficiency and without the need for any further investment in plant infrastructure to the £1.33 billion already invested by Honda.

Honda of the UK Manufacturing Ltd – Key Facts

•	Honda of the UK Manufacturing Ltd. is a fully integrated car manufacturing facility, producing the total car (Engine Casting and Pressing) on one site in Swindon.

•	Honda has invested £1.33 billion in its manufacturing operation in Swindon

•	75% of the cars produced at Honda of the UK Manufacturing Ltd are exported

•	In 2005, HUM produced 186,982 units

•	2006 Production Plan is 189,000

•	Current Daily Production: 885 cars per day

•	No.1 line (CR-V & Civic 5 Dr): 605 units/day (2 shifts)

•	No.2 line (Civic 5 Dr & Civic 3 Dr ): 280 units/day (single shift)

•	Total engines produced in 2005: 145,512 units

•	4200 Associates

Honda of the UK Manufacturing Ltd – Milestones

1985	HUM established

1986	Pre-Delivery Inspection begins

1989	Engine Plant production begins

1992	Car manufacturing begins in Car Plant 1 Second Engine Line installed

1995	Press Facility established

1996	10th Anniversary of Operation

1998	1 Million Engines 1/4 Million Civics

1999	1/2 Million cars 10th anniversary of Engine Production 1/4 Million Accords

2000	CR-V production begins

2001	Car Plant 2 begins production Civic 3-Door Production begins Civic Type-R exported to Japan

2002	10th anniversary of Car Production Press Facility expansion End of Accord production CR-V exported to North America

2003	1 Million Cars 1 1/2 Million Engines

2004	1/4 Million CR-Vs 15th Anniversary of Engine Production

2005	2 Million Engines produced 3/4 Million Civics Diesel engine assembly begins 1.5 millionth car produced

2006	Civic 06 production begins 20th Anniversary of Operation